UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 6, 2024

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 6, 2024	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

# EARNINGS RELEASE 4TH QTR2023


TEST DRIVE
TIM
TIMB
LISTED
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TIMS
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ISE B3
5G

# MESSAGE FROM MANAGEMENT

2023 was another exceptional year for TIM and the results obtained in the 4th quarter only confirm this trajectory, where we exceeded our expectations on several fronts. In addition to the strong result in financial metrics, we had a consistent performance on the operational side, further consolidating our objective of becoming the "preferred telco" in Brazil.

The combination of these factors led us to record solid cash flow generation, which contributed to achieving the highest level of shareholder remuneration in our history, more than R$2.9 billion this year.

And for 2024, we will maintain our commitment to sustaining this virtuous cycle and evolving even further.

# 2023 FOURTH QUARTER AND FULL YEAR HIGHLIGHTS

FINANCIAL

## RECORD NUMBERS ON ALL LINES

- Solid growth in Net Revenue: +6.8% YoY in 4Q23;
- Evolution on the main fronts: Mobile Services Revenue growing 7.6% YoY and TIM UltraFibra Revenue growing 9.5% YoY in 4Q23;
- Highest Mobile ARPU in the industry: total ARPU reaching R$31.1 (+15.8% YoY) in 4Q23, with high levels in Postpaid ex-M2M (R$52.2; +15.5% YoY) and Prepaid (R$ 15.6; +14.5% YoY);
- Normalized EBITDA with an increase of +7.5% YoY and a Margin of 50.2% in 4Q23;
- Strong expansion of 53.4% YoY in Normalized EBITDA-AL** - Capex in 4Q23;
- Generating profitability: Normalized Net Income reaching R$900 million in 4Q23 (+52.6% YoY).

OTHER HIGHLIGHTS

## THE BEST VALUE PROPOSITION FOR OUR CUSTOMERS

- The biggest and best mobile network in Brazil: 5G network with more than 7,8k sites*** with 209 cities covered and first in the consistent quality ranking (ECQ)****;
- Improving in caring indicators, leader in the PROCON-SP, Reclame Aqui and Anatel rankings;
- Innovative launches and partnerships: Test Drive TIM and Zé Delivery.

**+10.6%**
YoY Advance of Normalized Net Revenue in 2023

**+14.2%**
YoY Evolution of Normalized EBITDA in 2023

**48.9%**
Normalized EBITDA Margin in 2023

**+58.2%**
YoY Growth of Normalized EBITDA-AL** - Capex in 2023

**17.8%**
Normalized EBITDA-AL** - Capex over Normalized Net Revenue in 2023

**18.9%**
Capex over Normalized Net Revenue in 2023

**+50.4%**
YoY Increase in Normalized Net Income in 2023

**>R$2.9 bln**
Shareholders remuneration* in 2023

**RESULTS CONFERENCE**

February 7th, 2024, at:

10 a.m. (BRT) / 8 a.m. (US EST)

Livestream (Zoom): Click here

* R$1.6 billion in IoC already paid and more than R$1.3 billion in dividends will be announced in March 2024;
** * Normalized EBITDA-AL excluding the impacts of the fines related to the sites decommissioning process;
*** Source: Anatel and Teleco, February 2024;
**** Source: Teletime (click here) and Tecnoblog (click here).

# DESTAQUES OPERACIONAIS E FINANCEIROS

| DESCRIPTION | 4Q23 | 4Q22 | % YoY | 3Q23 | % QoQ | 2023 | 2022 | % YoY |
|---|---|---|---|---|---|---|---|---|
| **FINANCIAL (R$ million)** | | | | | | | | |
| **Normalized* Net Revenues** | **6,275** | **5,874** | **6.8%** | **6,055** | **3.6%** | **23,875** | **21,580** | **10.6%** |
| Services Revenues | 6,035 | 5,628 | 7.2% | 5,875 | 2.7% | 23,112 | 20,878 | 10.7% |
| Mobile Service | 5,706 | 5,305 | 7.6% | 5,550 | 2.8% | 21,821 | 19,644 | 11.1% |
| Fixed Service | 329 | 323 | 1.6% | 325 | 1.2% | 1,291 | 1,234 | 4.6% |
| Normalized* Operating Expenses | (3,125) | (2,944) | 6.2% | (3,045) | 2.7% | (12,189) | (11,344) | 7.4% |
| **Normalized* EBITDA** | **3,150** | **2,930** | **7.5%** | **3,011** | **4.6%** | **11,686** | **10,236** | **14.2%** |
| **Normalized* EBITDA Margin** | **50.2%** | **49.9%** | **0.3p.p.** | **49.7%** | **0.5p.p.** | **48.9%** | **47.4%** | **1.5p.p.** |
| Normalized* Net Income | 900 | 590 | 52.6% | 724 | 24.4% | 2,699 | 1,795 | 50.4% |
| Capex | 1,292 | 1,375 | -6.1% | 998 | 29.4% | 4,504 | 4,730 | -4.8% |
| Normalized* EBITDA-AL - Capex | 1,169 | 762 | 53.4% | 1,302 | -10.2% | 4,244 | 2,682 | 58.2% |
| **OPERATIONAL** | | | | | | | | |
| **Mobile Customer Base ('000)** | **61,248** | **62,485** | **-2.0%** | **61,254** | **-0.01%** | **61,248** | **62,485** | **-2.0%** |
| Prepaid | 33,634 | 35,240 | -4.6% | 34,078 | -1.3% | 33,634 | 35,240 | -4.6% |
| Postpaid | 27,614 | 27,245 | 1.4% | 27,176 | 1.6% | 27,614 | 27,245 | 1.4% |
| **TIM UltraFibra Customer Base ('000)** | **802** | **716** | **12.1%** | **791** | **1.5%** | **802** | **716** | **12.1%** |

* EBITDA normalized according to the items described in the Revenue section (+R$41.0 million in 1Q23 and +R$49.6 million in 4Q22) and Costs section (-R$303.2 million in 4Q23, +R$11.6 million in 3Q23, +R$17.4 million in 2Q23, -R$4.4 million in 1Q23, +R$28.9 million in 4Q22, +R$38.6 million in 3Q22, +R$50.3 million in 2Q22 and +R$20.3 million in 1Q22). Net Income normalized according to the items described in the Revenue and Costs sections, as described previously, and by non-recurring items in Net Financial Results (+R$27.5 million in 4Q23) and Income Tax and Social Contribution (+R$93.8 million in 4Q23, -R$3.9 million in 3Q23, -R$5.9 million in 2Q23, -R$12.4 million in 1Q23, -R$26.7 million in 4Q22, -R$13.1 million in 3Q22, -R$17.1 million in 2Q22 and -R$6.9 million in 1Q22). Normalized EBITDA-AL excluding the impact of the fines related to the decommissioning of sites (+R$83.0 million in 4Q23, +R$98.3 million in 3Q23 and +R$57.0 million in 2Q23).


5G
TIMB
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TIMS
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TIM

# QUARTERLY EVENTS AND SUBSEQUENT EVENTS

## PAYMENT OF INTEREST ON SHAREHOLDERS' CAPITAL

On December 6, 2023, TIM S.A.'s Board of Directors ("BoD") approved the distribution of R$655 million as Interest on Capital ("IoC"), with December 21, 2023, as the date for identifying shareholders entitled to receive such values. The payment took place on January 23, 2024. Additional complementary dividends will be proposed for the 2023 fiscal year, in the amount of more than R$1.3 billion, to be approved at the Company's General Shareholders' Meeting.

## AGREEMENT REGARDING THE ADJUSTED CLOSING PRICE FOR THE ACQUISITION OF OI'S MOBILE ASSETS

On October 4, 2023, TIM S.A. informed the market that the Arbitration Court approved an agreement in relation to the post-closing adjustment (as defined in the agreement), entered on one side between the Company, Telefônica Brasil S.A. and Claro S.A., and on the other side with Oi S.A. – In Judicial Recovery, as a way of putting an end to the controversy and the arbitration procedure related to the post-closing adjustment. The final price for the UPI Mobile Assets portion attributed to the Company, considering the post-closing adjustment negotiated in the agreement, was R$6.68 billion, taking as reference the closing date. Taking into account the TIM adjusted final price, the Company redeemed a portion corresponding to half of the amount that had been deposited in court and subsequently transferred to the Arbitration Court (equivalent to approximately R$317 million on the closing date, updated by 100% variation of the CDI index until the judicial deposit and also with interest and/or monetary adjustment, applicable until the date of the respective redemption), and the remaining amount was withdrawn by Oi S.A. – In Judicial Recovery as part of the purchase price of the UPI Mobile Assets attributed to the Company.

## TIM LEVERAGE INVESTMENT IN ADTECH MADE BY THE UPLOAD VENTURES GROWTH FUND

In February 2023, TIM S.A. informed in a Notice to the Market about the implementation of a partnership with Upload Ventures Growth, LP ("Upload") – independent venture capital manager – for the creation of an investment fund ("5G Fund") focused on solutions based on 5G technology. And, following this, in January 2024, TIM announced that Topsort, an Adtech based in California (USA), received the first contribution from this fund, anchored by the telco. Topsort provides infrastructure software to marketplaces, enabling the development of their advertising businesses based on primary data, generating complementary revenue to the core business.

The first contribution, since the announcement in 2023, confirms the 5G Fund's goal of investing in growth-stage startups with great potential to transform local markets through technology. The funding round was led by Upload, with participation from Pear VC and Quiet Capital.

The 5G Fund directs its investments to founders who are developing technologies capable of significantly impacting the Latin American market, offering products that have global reach. And, with this, Topsort plays a complementary role to TIM's B2B strategy, driving revenue growth in new businesses.

## TIM JOINS CDP'S "A LIST"

For the first time, TIM was included on CDP's "A List", the world's largest reference for climate information transparency. With this, TIM is recognized by one of the most relevant organizations in the world as a company that not only carries out serious and committed climate management, but is also part of the select international group that leads the necessary positive change towards the decarbonization of business. This is yet another example of how our business contributes to generating a positive impact for people and the environment.

# FINANCIAL PERFORMANCE

## OPERATING REVENUE

- ***A SOLID RESULT IN THE QUARTER GUARANTEED A PERFORMANCE FOR THE YEAR ABOVE EXPECTATIONS***

| DESCRIPTION | 4Q23 | 4Q22 | % YoY | 3Q23 | % QoQ | 2023 | 2022 | % YoY |
|---|---|---|---|---|---|---|---|---|
| *R$ million* | | | | | | | | |
| **Reported Net Revenues** | **6,275** | **5,824** | **7.7%** | **6,055** | **3.6%** | **23,834** | **21,531** | **10.7%** |
| **Normalized* Net Revenues** | **6,275** | **5,874** | **6.8%** | **6,055** | **3.6%** | **23,875** | **21,580** | **10.6%** |
| **Services Revenues** | **6,035** | **5,628** | **7.2%** | **5,875** | **2.7%** | **23,112** | **20,878** | **10.7%** |
| **Mobile Service** | **5,706** | **5,305** | **7.6%** | **5,550** | **2.8%** | **21,821** | **19,644** | **11.1%** |
| Client Generated | 5,285 | 4,869 | 8.5% | 5,144 | 2.7% | 20,228 | 18,002 | 12.4% |
| Interconnection | 101 | 113 | -10.5% | 105 | -3.8% | 426 | 450 | -5.5% |
| Customer Platform | 40 | 51 | -21.4% | 54 | -26.2% | 162 | 188 | -13.8% |
| Others | 280 | 271 | 3.0% | 246 | 13.6% | 1,005 | 1,004 | 0.1% |
| **Fixed Service** | **329** | **323** | **1.6%** | **325** | **1.2%** | **1,291** | **1,234** | **4.6%** |
| of which TIM UltraFibra | 227 | 207 | 9.5% | 221 | 2.9% | 874 | 797 | 9.7% |
| **Product Revenues** | **241** | **246** | **-2.0%** | **181** | **33.1%** | **763** | **702** | **8.7%** |

* Net Revenue normalized by the temporary effect of inefficiency of PIS/COFINS as a result of the contract signed between TIM S.A and Cozani (+R$41.0 million in 1Q23 and +R$49.6 million in 4Q22). The merger of Cozani into TIM S.A. took effect on April 1st, 2023.

**In 4Q23, Normalized Net Revenue grew by 6.8% YoY, totaling R$6,275 million**. This result was mainly driven by the growth in Service Revenue with: (i) Mobile Service Revenue, which increased by 7.6% YoY due to consistent performances in Prepaid and Postpaid; and (ii) Broadband Service Revenue from TIM UltraFibra, which grew by 9.5% YoY. In turn, Product Revenues fell by 2.0% YoY in the period, reflecting the Company's strategy to diversify its products mix, such as accessories, and to focus more on higher-end segments. Despite this drop in revenue, the Company continues to be successful in its strategy to focus on a higher value portfolio to retain customers in postpaid plans.

**In 2023, Normalized Net Revenue grew by 10.6% YoY,** driven by the positive performance in all lines: (i) Mobile Service Revenue expanding by 11.1%, resulting from a combination of ARPU growth, migration of customers to plans with higher value, improvement in customer experience and revenue coming from customers that arrived from Oi Mobile, which was incorporated in May 2022; (ii) TIM UltraFibra Revenue sustaining its growth pace, up by 9.7% YoY; and (iii) Product Revenue increasing by 8.7% YoY, as part of the prioritization of higher value devices.

**Net Revenue growing in main fronts**


Normalized Net Revenue
(R$ mln; % YoY)
10.6%
21,580
2,227
-26
-24
57
61
23,875
Mobile 11.1%
4.6%
8.7%
2022
Client Generated
Customer Platform
ITX and Others
Fixed
Products
2023

## Breakdown of the Mobile Segment (net of taxes and deductions):

**Normalized Mobile Service Revenue (MSR) totaled R$5,706 million in 4Q23, corresponding to an increase of 7.6% YoY.** This growth was possible due to the solid organic performance in Postpaid and Prepaid, supported by a strategy focused on generating value for customers. **Normalized Mobile ARPU (average monthly revenue per user) achieved the highest value in the Company's recent history, and again the highest in the sector, at R$31.1, with an expansion of 15.8% YoY.** This performance reinforces TIM's focus on aiming for a greater monetization of its customer base, in line with its strategy. **In 2023, MSR increased by 11.1% YoY and Normalized Mobile ARPU grew by 12.9% YoY.**

Below is a performance breakdown of each mobile customer profile in 4Q23:

(i) **Prepaid Revenue accelerated its growth to 4.1% YoY in 4Q23, and Prepaid ARPU reached R$15.6 (+14.5% YoY).** This performance is explained by: (i) in part, by the change in bi-weekly offers, with new price levels that contributed to an improvement in the average ticket; and (ii) the increase in average customer spending, supported by higher value-added service packages and diversified content. **In 2023, Prepaid Revenue increased by 10.5% YoY**, driven by a more rational environment and the arrival of revenue from Oi Mobile customers. In this context, **annual ARPU expanded 12.5% YoY.**

(ii) **Postpaid Revenue increased by 7.4% YoY in 4Q23, with Postpaid ARPU reaching R$43.0 (+12.5% YoY) and Postpaid ARPU ex-M2M reaching R$52.2 (+15.5% YoY)**. This performance is explained by the following: (i) changes in offers and tariff adjustments on a relevant portion of the Postpaid customer base, impacting the Control plan as of April and other plans as of May; (ii) a positive performance from customers migrating to plans with higher value; and (iii) an improvement in the management of the Company's customer base, offering better services, controlling and reducing churn rates. **In 2023, Postpaid Revenue increased by 11.8% YoY**, positively impacted by the same elements mentioned above, and **ARPU grew 13.6% YoY.**

Interconnection (ITX) Revenue dropped by 10.5% YoY in 4Q23, due to the lower incoming traffic in the period. The effect of MTR on Net Service Revenue was 1.3%. In 2023, this line fell by 5.5% YoY, due to the same reason previously mentioned.

Customer Platform Revenue totaled R$40 million in 4Q23 and R$162 million in 2023, which had an expected slowdown as a result of the review of this line's business model, which maintains the strategy of implementing new partnerships with exclusive offers – such as the agreement signed with the Cartão de Todos group during the second half of the year.

In 4Q23, the Other Normalized Revenues[1] line increased by 3.0% YoY, resulting from higher revenues related to network sharing contracts and IoT services. In 2023, this line remained almost flat (+0.1% YoY), due to the previously mentioned reason, combined with lower revenues from the ran sharing agreement with Oi (affected by the process of acquiring the telco's mobile assets).

## Breakdown of the Fixed Segment (net of taxes and deductions):

In 4Q23, Fixed Service Revenue totaled R$329 million, up by 1.6% YoY. In 2023, Fixed Service Revenue grew by 4.6% YoY.

**TIM UltraFibra, the main line for the fixed segment, sustained its growth pace of 9.5% YoY in 4Q23**, reaching an ARPU of R$94.8 (-0.2% YoY). **In 2023, TIM UltraFibra's revenue increased by 9.7% YoY and ARPU reached R$94.0.**


TIM UltraFibra Revenue
(R$ mln; %YoY)
9.7%
797
874
2022
2023
TIM UltraFibra maintains consistent growth

The Company continues to selectively expand its coverage area as a way of ensuring greater profitability focused on fiber. In 4Q23, we recorded: (i) **a FTTH ("Fiber-to-the-Home") customer base growth of 31.0% YoY**; (ii) a greater penetration of customers in plans with faster speeds and higher added value – **69% of customers have plans with speeds equal to or higher than 300 Mbps**; and (iii) **increase in service coverage** in strategic regions, such as Paraná and Santa Catarina.

[1] The Other Revenues line had a non-recurring impact of R$41.0 million in 1Q23 and R$49.6 million in 4Q22, referring to the temporary effect of inefficiency of PIS/COFINS as a result of the contract signed between TIM S.A and Cozani, which was extinguished with the merger of Cozani.

## OPERATING COSTS AND EXPENSES

- ***OPEX CONTINUES TO GROW LESS THAN REVENUE, SHOWING THE COMPANY'S EXCELLENT OPERATIONAL LEVERAGE***

| DESCRIPTION | 4Q23 | 4Q22 | % YoY | 3Q23 | % QoQ | 2023 | 2022 | % YoY |
|---|---|---|---|---|---|---|---|---|
| *R$ million* | | | | | | | | |
| **Reported Operating Expenses** | **(2,822)** | **(2,973)** | **-5.1%** | **(3,056)** | **-7.7%** | **(11,910)** | **(11,482)** | **3.7%** |
| **Normalized* Operating Expenses** | **(3,125)** | **(2,944)** | **6.2%** | **(3,045)** | **2.7%** | **(12,189)** | **(11,344)** | **7.4%** |
| Personnel | (359) | (357) | 0.7% | (340) | 5.6% | (1,371) | (1,267) | 8.3% |
| Selling and Marketing | (960) | (989) | -2.9% | (970) | -1.0% | (3,896) | (3,891) | 0.1% |
| Network & Interconnection | (1,032) | (906) | 13.9% | (1,008) | 2.4% | (4,022) | (3,633) | 10.7% |
| General & Administrative | (233) | (223) | 4.4% | (215) | 8.2% | (894) | (831) | 7.5% |
| Cost Of Goods Sold (COGS) | (311) | (264) | 17.7% | (254) | 22.3% | (1,034) | (871) | 18.7% |
| Bad Debt | (173) | (156) | 10.7% | (161) | 6.9% | (640) | (626) | 2.2% |
| Other operational revenues (expenses) | (58) | (49) | 17.9% | (96) | -39.8% | (331) | (225) | 47.4% |
| **Normalized* Operating Expenses Ex-COGS** | **(2,814)** | **(2,679)** | **5.0%** | **(2,790)** | **0.9%** | **(11,155)** | **(10,473)** | **6.5%** |

* Operating Costs normalized by: non-recurring effect from the accounting for the closing price adjustment agreement for Oi's mobile assets (-R$303.4 million in 4Q23), expenses with consulting services within the scope of the acquisition project of Oi Mobile and customer migration (+R$190k in 4Q23, +R$2.1 million in 3Q23, +R$16.3 million in 2Q23, +R$12.5 million in 1Q23, +R$25.2 million in 4Q22 and +R$15.4 million in 3Q22), PIS/COFINS credits generated in the intercompany contract with Cozani (-R$17.7 million in 1Q23 and -R$13.5 million in 4Q22), expenses with FUST/FUNTEL related to the intercompany contract with Cozani (+R$886k in 1Q23 and +R$7.1 million in 4Q22), expenses with specialized legal and administrative services (+R$1.1 million in 3Q23, +R$1.1 million in 2Q23, +R$8.3 million in 4Q22, +R$8.6 million in 3Q22, +R$50.3 million in 2Q22 and +R$8.4 million in 1Q22), payroll expenses related to the acquisition of Oi's mobile assets (+R$8.4 million in 3Q23 and +R$11.8 million in 1Q22) and expenses related with the price adjustment for the sale of control of I-Systems (+R$1.9 million in 4Q22 and R$14.6 million in 3Q22).

**Normalized Operating Costs and Expenses totaled R$3,125 million in 4Q23, up by 6.2% YoY.** The performance achieved in the quarter reflects an increase in expenses with interconnection lines, mainly driven by international roaming services, and by higher costs with products sold. **In 2023, Normalized Operating Costs and Expenses increased by 7.4% YoY**, due to previously mentioned reasons and other factors, such as: (i) higher personnel costs from salary and benefits adjustments and employee profit sharing; and (ii) higher expenses related to civil and tax contingencies.

Reported Operating Costs and Expenses reached R$2,822 million in 4Q23, down by 5.1% YoY which can be explained mainly by the non-recurring effect from the accounting for the closing price adjustment agreement for Oi's mobile assets. In 2023, Reported Operating Costs and Expenses increased by 3.7% YoY, impacted by the combination of the factors previously mentioned.

### Breakdown of Normalized Costs and Expenses Performance:

**Normalized Personnel[2] Costs remained flat in the annual comparison, increasing slightly, by 0.7% YoY in 4Q23.** This is explained by the impact from adjustments on salary, benefits and social charges in the year. **In 2023, this line grew by 8.3% YoY**, also affected by provisions for expenses related to employee profit sharing in the Company's results.

**The Commercialization and Advertising line fell by 2.9% YoY in 4Q23**, due to a combination of: (i) a positive impact from the cancellation of the TSA with Oi, which benefited 4Q23 in the annual comparison;

[2] The Personnel line had a non-recurring impact of R$8.4 million in 3Q23 and R$11.8 million in 1Q22, referring to payroll expenses related to the acquisition of Oi's mobile assets.

and (ii) a negative impact from the increase in Fistel and advertising expenses in the quarter. **In 2023, this line remained stable (+0.1% YoY),** also impacted by TSA expenses from January to April, but benefited with the recognition of Fistel credits in 2Q23.

**Normalized Network and Interconnection[3] grew by 13.9% YoY in 4Q23.** This result indicates a worsening in the Interconnection line, which continues to be affected by : (i) higher expenses with international roaming services with the inclusion of new packages in postpaid offers (reflecting the increase in traffic volume); and (ii) higher expenses with VAS content providers (reflecting the improvement in offers). **In 2023, this line grew 10.7% YoY**, due to the reasons already mentioned, as well as higher network maintenance costs, and infrastructure sharing contracts.

**Normalized General and Administrative Expenses (G&A)[4] increased by 4.4% YoY in 4Q23**, due to higher expenses related to the hiring of specialized services related to e-commerce and expenses related to the migration of the IT infrastructure to the cloud. **In 2023, G&A grew by 7.5% YoY,** impacted by the factors previously mentioned.

**The Cost of Goods Sold (COGS) line grew by 17.7% YoY in 4Q23**, due to TIM's efforts in retaining its customers and improving their loyalty, in addition to the Company's strategy to focus on higher-value handsets. **In 2023, this line increased by 18.7% YoY**, due to the same reasons already mentioned and was in line with the growth recorded for Product Revenues during the year.

**Provisions for Doubtful Accounts (Bad Debt) increased by 10.7% YoY in 4Q23,** although the **Bad Debt over Gross Revenue ratio reached 1.95%** (in line with the 1.94% recorded in 4Q22). The increase is justified by the replacement of one of the collection operators. **In 2023, the Bad Debt ratio rose by 2.2% YoY**, also due to a larger postpaid base resulting from the customers arriving from Oi.

**Other Normalized Operating Expenses (Revenues)[5] increased by 17.9% YoY in 4Q23**, explained mainly by expenses with provisions for tax contingencies. **In 2023, this cost line grew by 47.4% YoY**, also due to provisions for tax and civil contingencies (Note 30 of the Financial Statements) and higher costs with FUST/FUNTEL.

[3] The Network and Interconnection line had a non-recurring impact of R$190k in 4Q23, R$2.1 million in 3Q23, R$16.3 million in 2Q23, R$12.5 million in 1Q23, R$25.2 million in 4Q22 and R$15.4 million in 3Q22, referring to consulting expenses within the scope of the migration project for customers arriving from Oi, and -R$17.7 million in 1Q23 and -R$13.5 million in 4Q22, referring to PIS/COFINS credits generated in the intercompany contract with Cozani.

[4] The G&A expenses line was impacted by non-recurring items, in the amount of R$1.1 million in 3Q23, R$1.1 million in 2Q23, R$8.3 million in 4Q22, R$8.6 million in 3Q22, R$50.3 million in 2Q22 and R$8.4 million in 1Q22, referring to expenses with specialized legal and administrative services.

[5] The Other Operating Expenses (Revenues) line was impacted by non-recurring items, in the amount of -R$303.4 million in 4Q23, referring to the effect from the accounting for the closing price adjustment agreement for Oi's mobile assets, by R$886k in 1Q23 and +R$7.1 million in 4Q22, referring to expenses with FUST/FUNTEL, and by +R$1.9 million in 4Q22 and +R$14.6 million in 3Q22, referring to the price adjustment of the sale of the control held in I-Systems.

# FROM EBITDA TO NET INCOME

## OUR SOLID EXECUTION GENERATED STRONG EBITDA GROWTH WITH A HIGHER MARGIN

| DESCRIPTION | 4Q23 | 4Q22 | % YoY | 3Q23 | % QoQ | 2023 | 2022 | % YoY |
|---|---|---|---|---|---|---|---|---|
| *Normalized (R$ million)* | | | | | | | | |
| **Normalized* EBITDA** | **3,150** | **2,930** | 7.5% | **3,011** | 4.6% | **11,686** | **10,236** | 14.2% |
| Normalized* EBITDA Margin | 50.2% | 49.9% | 0.3p.p. | 49.7% | 0.5p.p. | 48.9% | 47.4% | 1.5p.p. |
| **Depreciation & Amortization** | **(1,750)** | **(1,858)** | **-5.8%** | **(1,755)** | **-0.3%** | **(7,117)** | **(6,827)** | **4.2%** |
| Depreciation | (1,267) | (1,363) | -7.0% | (1,277) | -0.8% | (5,201) | (4,970) | 4.6% |
| Amortization | (483) | (496) | -2.5% | (478) | 1.0% | (1,916) | (1,857) | 3.2% |
| **Equity in Earnings** | **(23)** | **(23)** | **1.3%** | **(25)** | **-7.5%** | **(89)** | **(62)** | **45.0%** |
| **Normalized* EBIT** | **1,377** | **1,049** | **31.2%** | **1,230** | **11.9%** | **4,480** | **3,348** | **33.8%** |
| Normalized* EBIT Margin | 21.9% | 17.9% | 4.1p.p. | 20.3% | 1.6p.p. | 18.8% | 15.5% | 3.3p.p. |
| **Normalized* Net Financial Results** | **(450)** | **(350)** | **28.6%** | **(406)** | **10.8%** | **(1,506)** | **(1,439)** | **4.6%** |
| Financial Expenses | (755) | (672) | 12.3% | (674) | 12.0% | (2,766) | (2,763) | 0.1% |
| Normalized* Financial Income | 314 | 327 | -3.9% | 262 | 20.2% | 1,267 | 1,319 | -3.9% |
| Net Exchange Variation | (10) | (5) | 94.5% | 6 | n.a. | (7) | 5 | n.a. |
| **Normalized* EBT** | **927** | **699** | **32.5%** | **824** | **12.4%** | **2,974** | **1,909** | **55.8%** |
| Normalized* Income Tax and Social Contribution | (26) | (109) | -76.2% | (100) | -74.1% | (275) | (114) | 141.5% |
| **Normalized* Net Income** | **900** | **590** | **52.6%** | **724** | **24.4%** | **2,699** | **1,795** | **50.4%** |
| Total Normalized Items | 182 | (52) | n.a. | (8) | n.a. | 139 | (124) | n.a. |
| *Reported (R$ million)* | | | | | | | | |
| **Reported EBITDA** | **3,453** | **2,852** | 21.1% | **2,999** | 15.1% | **11,924** | **10,049** | 18.7% |
| Reported EBITDA Margin | 55.0% | 49.0% | 6.1p.p. | 49.5% | 5.5p.p. | 50.0% | 46.7% | 3.4p.p. |
| **Reported EBIT** | **1,680** | **971** | 73.0% | **1,219** | 37.8% | **4,717** | **3,160** | 49.3% |
| EBIT Margin | 26.8% | 16.7% | 10.1p.p. | 20.1% | 6.6p.p. | 19.8% | 14.7% | 5.1p.p. |
| **Net Financial Results** | **(478)** | **(350)** | 36.5% | **(406)** | 17.6% | **(1,533)** | **(1,439)** | 6.6% |
| **Income Before Taxes** | **1,202** | **621** | 93.7% | **813** | 48.0% | **3,184** | **1,721** | 85.0% |
| Income Tax and Social Contribution | (120) | (83) | 44.9% | (97) | 24.1% | (347) | (50) | 591.1% |
| **Reported Net Income** | **1,083** | **538** | **101.1%** | **716** | **51.2%** | **2,837** | **1,671** | **69.8%** |

* Normalized EBITDA according to the items described in the Revenue section (+R$41.0 million in 1Q23 and +R$49.6 million in 4Q22) and Costs section (-R$303.2 million in 4Q23, +R$11.6 million in 3Q23, +R$17.4 million in 2Q23, -R$4.4 million in 1Q23, +R$28.9 million in 4Q22, +R$38.6 million in 3Q22, +R$50.3 million in 2Q22 and +R$20.3 million in 1Q22). Net Financial Result normalized by the monetary adjustment on the non-recurring effect of the accounting for the closing price adjustment agreement for Oi's mobile assets (+R$27.5 million in 4Q23). Normalized Net Income according to the items described in the Revenue, Costs and Net Financial Results sections, as previously described, and non-recurring items in Income Tax and Social Contribution: impact from deferred and current taxes on the non-recurring effect of the accounting for the closing price adjustment agreement for Oi's mobile assets (+R$93.8 million in 4Q23), tax credits related to the intercompany contract with Cozani (-R$8.2 million in 1Q23 and -R$14.7 million in 4Q22) and other tax effects (-R$64k in 4Q23, -R$3.9 million in 3Q23, -R$5.9 million in 2Q23, -R$4.2 million in 1Q23, -R$12.0 million in 4Q22, -R$13.1 million in 3Q22, -R$17.1 million in 2Q22 and -R$6.9 million in 1Q22).

## EBITDA[6] (Earnings Before Interest, Taxes, Depreciation, Amortization and Equity in Earnings)

**Normalized EBITDA totaled R$3,150 million in 4Q23, up by 7.5% YoY,** with the main driver being the Mobile Service Revenue performance. The **Normalized EBITDA Margin remained high, reaching 50.2% in 4Q23,** increasing by 0.3 p.p. vs. 4Q22. **In 2023, Normalized EBITDA grew by 14.2% YoY, with a Margin of 48.9% (+1.5 p.p. YoY).**

[6] EBITDA is normalized according to the items described in the "Revenue" and "Costs" sections.


Normalized EBITDA and Margin
(R$ mln; %YoY)
Robust EBITDA expansion driven by revenue
14.2%
10,236
11,686
2022
2023
47.4%
48.9%
EBITDA Margin

Considering the effects from leases on EBITDA, the **Normalized EBITDA-AL ("After Lease")[7] (excluding impacts of fines from the site decommissioning process[8]) achieved a 15.1% growth YoY in 4Q23,** totaling R$2,461 million and with a **margin of 39.2%. In 2023, Normalized EBITDA-AL increased by 18.0% YoY, with a margin of 36.6%.**


Normalized EBITDA-AL
(R$ mln)
7,413
1,450
-114
8,748
-238
8,510
2022
Δ Normalized EBITDA
Δ Leases
2023
Decommissioning Fines
2023 After Fines
Accelerated site decommissioning throughout the year

[7] EBITDA-AL is normalized according to items in the "From EBITDA to Net Income" section and excludes the impacts of fines from the sites decommissioning process.

[8] Site decommissioning is the process of deactivation of towers and transmission structures through renegotiation and/or cancellation of lease contracts with tower companies. After the acquisition of Oi Mobile, the Company is working to deactivate approximately 60% of the sites that overlap or are close to sites where TIM was already present.

## DEPRECIATION AND AMORTIZATION (D&A) / EBIT

| DESCRIPTION | 4Q23 | 4Q22 | %YoY | 3Q23 | % QoQ | 2023 | 2022 | % YoY |
|---|---|---|---|---|---|---|---|---|
| *R$ million* | | | | | | | | |
| Depreciation | (1,267) | (1,363) | -7.0% | (1,277) | -0.8% | (5,201) | (4,970) | 4.6% |
| of which Depreciation of Leases | (478) | (623) | -23.3% | (562) | -14.8% | (2,266) | (2,082) | 8.9% |
| Amortization | (483) | (496) | -2.5% | (478) | 1.0% | (1,916) | (1,857) | 3.2% |
| **Total D&A** | **(1,750)** | **(1,858)** | **-5.8%** | **(1,755)** | **-0.3%** | **(7,117)** | **(6,827)** | **4.2%** |

**The D&A line fell by 5.8% YoY in 4Q23**. This result is explained by: (i) a lower depreciation of rights to use for IFRS 16 leases among the project of towers decommissioning (by the end of 2023, 4.4k sites had been uninstalled and approximately 3.8k sites had their contracts cancelled); and (ii) a lower amount of software amortization. **In 2023, D&A grew by 4.2% YoY,** however, it is worth mentioning that the line was affected in part of the year by the acquisition of Oi's mobile assets.

**Normalized EBIT grew by 31.2% YoY in 4Q23**, reflecting the consistent EBITDA performance and the positive dynamics of D&A mentioned above. **In 2023, Normalized EBIT increased by 33.8% YoY.**

## NET FINANCIAL RESULT

| DESCRIPTION | 4Q23 | 4Q22 | % YoY | 3Q23 | % QoQ | 2023 | 2022 | % YoY |
|---|---|---|---|---|---|---|---|---|
| *R$ million* | | | | | | | | |
| **Cash Items** | **(498)** | **(480)** | **3.7%** | **(431)** | **15.5%** | **(2,003)** | **(1,697)** | **18.1%** |
| Financial Debt Interest (Net of Derivatives) | (133) | (162) | -18.0% | (152) | -12.5% | (589) | (525) | 12.2% |
| Interest related to Cash & Cash Equivalents | 141 | 133 | 6.4% | 114 | 23.8% | 482 | 549 | -12.2% |
| Net Leases Interest | (325) | (369) | -11.8% | (211) | 54.1% | (1,221) | (1,305) | -6.4% |
| Auction Spectrum Monetary Adjustment & Interest | (37) | (8) | 362.6% | (29) | 25.9% | (101) | (124) | -18.5% |
| Others* | (145) | (75) | 94.2% | (154) | -5.6% | (573) | (291) | 96.8% |
| **Non-Cash Items** | **48** | **130** | **-63.3%** | **25** | **92.2%** | **497** | **258** | **93.0%** |
| Interest Capitalized from Licenses | - | 82 | n.a. | - | n.a. | 98 | 227 | -56.8% |
| Mark-to-market from Derivative | 48 | 5 | 788.6% | 5 | 804.1% | 173 | (130) | -232.9% |
| C6 Mark-to-market | - | 43 | n.a. | 20 | n.a. | 39 | 161 | -75.6% |
| Others | - | - | n.a. | - | n.a. | 187 | - | n.a. |
| **Net Financial Result** | **(450)** | **(350)** | **28.6%** | **(406)** | **10.8%** | **(1,506)** | **(1,439)** | **4.6%** |

* Net Financial Result normalized by the monetary adjustment on the non-recurring effect from the accounting for the closing price adjustment agreement for Oi's mobile assets (+R$27.5 million in 4Q23).

**The Net Financial Result[9] was negative by R$450 million in the quarter**, deteriorating by R$100 million vs. 4Q22. Such performance is mainly explained by: (i) a higher monetary adjustment on interest related to the 5G auction with the payment of a new installment in December; (ii) the end of interest capitalization on the 3.5GHz license; and (iii) negative impact since in 4Q23 we did not have a new tranche of the C6 subscription bonus. **In 2023, this line increased by 4.6% YoY** due to the reasons already mentioned and by a negative effect from a higher monetary adjustment on provisions for civil and tax contingencies, in parallel with lower interest on financial investments arising from the drop in the country's basic interest rate.

[9] The Net Financial Result had a non-recurring impact of R$27.5 million in 4Q23, referring to the monetary adjustment on the effect from the accounting for the closing price adjustment agreement for Oi's mobile assets.

## INCOME TAX AND SOCIAL CONTRIBUTION

**Income Tax and Social Contribution ("IR/CSLL"), in the Normalized[10] view, totaled -R$26 million in 4Q23** compared to -R$109 million in 4Q22, which represented an **effective tax rate of -2.8%** compared to -15.6% in the same period of 2022. This improvement is related to the increase in the distribution of Interest on Capital in the quarter when compared to the previous year, as well as greater use of tax benefits. **In 2023, IR/CSLL totaled -R$275 million** vs. -R$114 million in 2022, due to the increase in earnings before taxes. The **effective tax rate was -9.3%** in 2023 compared to -6.0% in 2022.

In the Reported view, IR/CSLL totaled -R$120 million in 4Q23 vs. -R$83 million in 4Q22. This increase was primarily due to the positive impact on net income resulting from the effect on the result generated from the accounting for the closing price adjustment agreement for Oi's mobile assets. For 2023, this item was -R$347 million.

## NET INCOME

**Normalized[11] Net Income totaled R$900 million in 4Q23, up by 52.6% YoY, maintaining the excellent growth pace recorded during the year.** Thus, Normalized Earnings per Share (EPS) reached R$0.37 in the quarter compared to R$0.24 in 4Q22. **In 2023, Normalized Net Income increased by 50.4% YoY.**

## CAPEX

| DESCRIPTION | 4Q23 | 4Q22 | %YoY | 3Q23 | % QoQ | 2023 | 2022 | % YoY |
|---|---|---|---|---|---|---|---|---|
| *R$ million* | | | | | | | | |
| Network* | 878 | 998 | -12.0% | 710 | 23.7% | 3,120 | 3,449 | -9.5% |
| IT & Others* | 414 | 377 | 9.7% | 288 | 43.6% | 1,384 | 1,281 | 8.0% |
| **Total Capex** | **1,292** | **1,375** | **-6.1%** | **998** | **29.4%** | **4,504** | **4,730** | **-4.8%** |
| **Total Capex/Net Revenue** | **20.6%** | **23.4%** | **-2.8p.p.** | **16.5%** | **4.1p.p.** | **18.9%** | **21.9%** | **-3.1p.p.** |

* The breakdown for the "Network" and "IT and Other" amounts in 2023 was adjusted after a change in the Company's recognition methodology.

**Capex totaled R$1,292 million in 4Q23**, down by 6.1% YoY, due to a reduction in investments for network infrastructure compared to 4Q22. As a result, the **Total Capex over Normalized Net Revenue ratio was 20.6% in 4Q23**, compared to 23.4% in 4Q22, declining by 2.8 p.p. YoY. **In 2023, Capex fell by 4.8% YoY**, already showing the first benefits arising from the efficiency brought by 5G technology.

[10] The Income Tax and Social Contribution line had non-recurring impacts referring to deferred and current taxes on the effect from the accounting for the closing price adjustment agreement for Oi's mobile assets (+R$93.8 million in 4Q23), from tax credits related to the intercompany contract with Cozani (-R$8.2 million in 1Q23 and -R$14.7 million in 4Q22), and impacts from other tax effects (-R$64k in 4Q23, -R$3.9 million in 3Q23, -R$5.9 million in 2Q23, -R$4.2 million in 1Q23, -R$12.0 million in 4Q22, -R$13.1 million in 3Q22, -R$17.1 million in 2Q22 and -R$6.9 million in 1Q22).
[11] Net Income is normalized according to items in the "From EBITDA to Net Income" section.

# CASH FLOW

Normalized EBITDA (-) Capex totaled R$1,858 million in 4Q23, up by 19.5% YoY. When returning the effects from leases, **Normalized EBITDA-AL[12] (-) Capex totaled R$1,169 million in the quarter, increasing by 53.4% YoY.** Both results were possible due to consistent EBITDA growth. As a result, the **Normalized EBITDA-AL (-) Capex over Normalized Net Revenue ratio reached 18.6% in the period.** In 2023, Normalized EBITDA (-) Capex increased by 30.4% YoY and **Normalized EBITDA-AL (-) Capex grew 58.2% YoY (reaching a Normalized Net Revenue ratio of 17.8%).**


Robust OFCF growth driven by disciplined capital allocation
Normalized EBITDA-AL minus Capex
(R$ mln; %YoY)
58.2%
2,682
4,244
2022
2023
12.4%
17.8%
over Net Revenue

| DESCRIPTION | 4Q23 | 4Q22 | %YoY | 3Q23 | % QoQ | 2023 | 2022 | % YoY |
|---|---|---|---|---|---|---|---|---|
| *R$ million* | | | | | | | | |
| Reported EBITDA | 3,453 | 2,852 | 21.1% | 2,999 | 15.1% | 11,924 | 10,049 | 18.7% |
| Capex | (1,292) | (1,375) | -6.1% | (998) | 29.4% | (4,504) | (4,730) | -4.8% |
| **Reported EBITDA - Capex** | **2,161** | **1,477** | **46.4%** | **2,001** | **8.0%** | **7,419** | **5,318** | **39.5%** |
| Adjustment of Closing Price Gain from Oi Mobile* | (303) | - | n.a. | - | n.a. | (303) | - | n.a. |
| **Reported EBITDA - Capex - Adjustment** | **1,858** | **1,477** | **25.8%** | **2,001** | **-7.2%** | **7,116** | **5,318** | **33.8%** |
| Δ Working Capital and Income Tax | 1,646 | 512 | 221.6% | 276 | 496.0% | 607 | (1,139) | n.a. |
| of which Spectrum Auction Payment | **(186)** | (186) | -0.1% | - | n.a. | (319) | (2,546) | -87.5% |
| Leases Payment | (788) | (801) | -1.6% | (822) | -4.2% | (3,233) | (2,870) | 12.6% |
| of which Penalities | (83) | - | n.a. | (98) | -15.6% | (238) | - | n.a. |
| **Operating Free Cash Flow** | **2,716** | **1,188** | **128.7%** | **1,455** | **86.7%** | **4,490** | **1,309** | **243.0%** |

* The reclassification refers to the non-recurring gain from the accounting for the closing price adjustment agreement for Oi's mobile assets, which is reallocated from the operating cash flow to the investment cash flow.

**In 4Q23, Operating Free Cash Flow (OFCF) totaled R$2,716 million,** improving by R$1,528 million against 4Q22. This result is a consequence of the robust growth in Reported EBITDA (-) Capex, combined with a more positive variation in Working Capital and Income Tax in the period. This variation is explained by: (i) write-off of the judicial deposit that represents the end of the dispute over the adjustment of the closing price of Oi Mobile, with other impacts being adjusted in the consideration for the acquisition of Cozani and with adjustment relating to the installment received; and (ii) an effect on the supplier line due to the natural seasonality of the fourth quarter. **In 2023, OFCF totaled R$4,490 million,** an improvement by R$3,181 million in relation to the previous year. The performance in the year reflects the factors previously mentioned, as well as a lower cash disbursement with the obligations of the 5G auction.

[12] EBITDA-AL is normalized according to items in the "From EBITDA to Net Income" section and excludes the impact of the fines of the process of the sites acquired from Oi Mobile.

It is worth mentioning that the payment of the TFF rate for 2023 (R$531 million), which is a component of the Fistel tax, continues suspended, as well as the amounts for 2020 (R$490 million), 2021 (R$480 million) and 2022 (R$482 million and R$104 million, referring to TIM S.A. and Cozani, respectively), and no payment date has been established, therefore benefiting our Working Capital dynamics. Additionally, until December 31, 2023, default interest on the Fistel (TFF) amounts, relating to the fiscal years of 2020, 2021, 2022, and 2023 had been recognized, of which R$52.6 million was in 2021, R$163 million was in 2022, and R$237 million was in 2023. As a result, the total amount related to the TFF which remains suspended is R$2.5 billion (Note 22 of the Financial Statements).

# DEBT AND CASH

## Debt Profile

| ISSUANCES | CURRENCY | INTEREST RATE | MATURITY | SHORT-TERM | LONG-TERM | TOTAL |
|---|---|---|---|---|---|---|
| *R$ million* | | | | | | |
| KFW Finnvera | USD | Libor + 0.75% | 01/24 to 12/25 | 99 | 26 | 124 |
| Scotia | USD | 1.4748% p.a. | 04/24 | 485 | - | 485 |
| BNP Paribas | BRL | 7.0907% p.a. | 01/24 | 515 | - | 515 |
| Debentures | BRL | IPCA + 4.1682% p.a. | 06/28 | (2) | 1,862 | 1,860 |
| BNDES Finame | BRL | IPCA + 4.2283% p.a. | 11/31 | 7 | 386 | 392 |
| BNDES Finem | BRL | TJLP + 1.95% p.a. | 08/25 | 113 | 75 | 188 |
| BNB | BRL | IPCA + 1.2228% to 1.4945% p.a. | 02/28 | 50 | 156 | 206 |
| **Total Financial Debt** | | | | **1,267** | **2,504** | **3,771** |
| License (5G) | BRL | Selic | 12/40 | 59 | 893 | 953 |
| **Total Debt Before Lease** | | | | **1,326** | **3,397** | **4,724** |
| Total Lease | BRL | IPCA/IGP-M (12.38% p.a.)* | 10/29 | 1,779 | 10,242 | 12,020 |
| **Total Debt** | | | | **3,105** | **13,639** | **16,744** |

*Weighted average interest rate of leasing contracts.

## Net Debt

| DESCRIPTION | 4Q23 | 3Q23 | 2Q23 | 1Q23 |
|---|---|---|---|---|
| *R$ million* | | | | |
| Short-Term Debt | 1,267 | 2,278 | 2,171 | 1,815 |
| Long-Term Debt | 2,504 | 2,559 | 2,619 | 3,135 |
| **Total Debt** | **3,771** | **4,837** | **4,790** | **4,950** |
| Cash and Cash Equivalents | (5,036) | (4,446) | (3,339) | (3,881) |
| Net Derivatives-ex C6 | (65) | 74 | 70 | 135 |
| **Net Debt** | **(1,331)** | **465** | **1,521** | **1,205** |
| License (5G) | 953 | 984 | 953 | 924 |
| **Net Debt AL** | **(378)** | **1,449** | **2,475** | **2,129** |
| Total Lease | 12,020 | 12,366 | 12,865 | 12,965 |
| **Total Net Debt** | **11,642** | **13,815** | **15,339** | **15,094** |
| **Net Debt AL /Normalized EBITDA AL*** | **-0.04x** | 0.2x | 0.3x | 0.3x |
| **Net Debt Total/Normalized EBITDA** | 1.0x | 1.2x | 1.4x | 1.4x |

*LTM EBITDA "after leases" payments, disregarding payment of principal and interest related to financial leasings.

## LT Debt by Maturity

| YEAR | PRO-FORMA | INCLUDING IFRS 9, 15 & 16 |
|---|---|---|
| *R$ million* | | |
| 2024 | - | - |
| 2025 | 260 | 1,435 |
| 2026 | 786 | 1,842 |
| 2027 | 786 | 1,798 |
| After 2027 | 1,566 | 8,564 |
| **Total Debt** | **3,397** | **13,639** |

**Total Debt (post-hedge) amounted to R$16,679 million at the end of 2023**, reducing by R$1,896 million over 2022. This reduction reflects: (i) payment of a portion of the short-term financial debt; and (ii) reduction in total leasing, partly due to the sites decommissioning process.

Financing (post-hedge) totaled R$3,705 million in the year. **The average cost of debt, excluding leases and licenses related to the 5G auction, was 12.7% p.a. (104.2% of the CDI) in the quarter,** lower than the cost of 14.2% p.a. (103.7% of the CDI) in the previous year, reflecting the reduction in the CDI rate in the period.

**The Cash and Securities balance totaled R$5,036 million in 2023,** corresponding to an increase of R$297 million against 2022. This increase in explained by the strong operating cash generation in the period, with the expansion of Normalized EBITDA (-) Capex during the year, even though it was impacted by the following disbursements: (ii) payments of financial debt; (ii) payments of installments related to the acquisition of 5G frequencies (two EACE installments were paid – in April and October 2023 – and the 5G license for the current year was paid in December 2023); and (iii) payments on accrued leases.

**The average financial yield reached 12.5% p.a. (103.2% of the CDI) in 2023**, a decline compared to 14.2% in 2022 due to a lower Selic rate in the annual comparison.

# OPERATING AND MARKETING PERFORMANCE

| DESCRIPTION | 4Q23 | 4Q22 | % YoY | 3Q23 | % QoQ | 2023 | 2022 | % YoY |
|---|---|---|---|---|---|---|---|---|
| **Mobile Customer Base ('000)** | **61,248** | **62,485** | **-2.0%** | **61,254** | **0.1%** | **61,248** | **62,485** | **-2.0%** |
| Prepaid | 33,634 | 35,240 | -4.6% | 34,078 | -1.3% | 33,634 | 35,240 | -4.6% |
| Postpaid | 27,614 | 27,245 | 1.4% | 27,176 | 1.6% | 27,614 | 27,245 | 1.4% |
| Human Postpaid | 22,580 | 22,921 | -1.5% | 22,198 | 1.7% | 22,580 | 22,921 | -1.5% |
| 4G Users Base ('000) | 52,783 | 54,983 | -4.0% | 53,891 | -2.1% | 52,783 | 54,983 | -4.0% |
| 5G Users Base ('000) | 5,207 | 1,320 | 294.5% | 3,776 | 37.9% | 5,207 | 1,320 | 294.5% |
| **Market Share*** | **24.0%** | **24.8%** | **-0.8p.p.** | **24.2%** | **-0.2p.p.** | **24.0%** | **24.8%** | **-0.8p.p.** |
| Prepaid | 31.4% | 31.5% | -0.1p.p. | 31.7% | -0.3p.p. | 31.4% | 31.5% | -0.1p.p. |
| Postpaid | 18.6% | 19.4% | -0.8p.p. | 18.7% | -0.1p.p. | 18.6% | 19.4% | -0.8p.p. |
| Human Postpaid | 21.4% | 22.7% | -1.3p.p. | 21.5% | -0.1p.p. | 21.4% | 22.7% | -1.3p.p. |
| **TIM UltraFibra Customer Base ('000)** | **802** | **716** | **12.1%** | **791** | **1.5%** | **802** | **716** | **12.1%** |
| FTTH | 719 | 549 | 31.0% | 692 | 3.9% | 719 | 549 | 31.0% |
| FTTC | 84 | 167 | -49.9% | 99 | -15.3% | 84 | 167 | -49.9% |

* 4Q23 data published by Anatel in November 2023.

## MOBILE SEGMENT:

At the end of 2023, **TIM recorded 61.2 million mobile lines**, declining by 2.0% YoY. This reduction reflects a combination of a growth in the **Postpaid base, reaching 27.6 million lines** (+1.4% YoY), representing 45% of the total mobile base, and a decline in the **Prepaid base, reaching 33.6 million lines** (-4.6% YoY). Human Postpaid (ex-M2M) reached 22.6 million lines (-1.5% YoY), reaching a M2M ("Machine-to-Machine") base of 5.0 million lines (+16.4% YoY). **In net additions, TIM registered 438k new lines in the Postpaid segment in 4Q23**, being 382k in Human Postpaid.


TIM
PRÉ
TOP
Zé

### RECHARGING TIM PRÉ TOP GENERATES A DISCOUNT COUPON FOR THE ZÉ DELIVERY APP

In 2024, TIM and Ambev joined forces to launch their first campaign from the partnership signed in the previous year. Now, TIM Pré Top customers will receive discount coupons for drinks on Zé Delivery, the largest "delivery of drinks" app in Brazil, whenever they make a minimum monthly recharge of R$15.

This is yet another step taken by TIM in search of generating more engagement with its customers and to be a protagonist in innovation in the market.

## FIXED SEGMENT:

**TIM UltraFibra's customer base reached 802k lines in 2023,** accelerating its annual growth pace (+12.1%). In the year, the number of net additions to TIM's ultra broadband service totaled 86.4k new customers, surpassing the number recorded in the previous year by approximately 3x (+176.6% YoY). The transition of customers to fiber has been maintaining a consistent growth pace: **at the end of the year, the FTTH base expanded by 31.0% YoY.**

# CUSTOMER PLATFORM

The Customer Platform aims to monetize the company's customer base and increase the loyalty of these customers, through the observation of market trends and innovative partnerships. This initiative is enabled by two business models:

I. **Commercial Partnerships** with:
   (i) **direct remuneration for the sale of advertising and data intelligence**, in which the main products used are TIM Ads and TIM Insights.
   (ii) **remuneration for data products**, through financial scores and standard validation/authentication products to improve the digital security of our users.

II. **Strategic Partnerships that seek to achieve the same objectives as above, in a broad way and in record time.** In this model, in addition to TIM Ads and TIM Insights, we use the TIM brand to endorse the partner brand. We encourage the consumer to join the partner brand with exclusive offers. In this case, TIM's remuneration is linked to the success of this adhesion and comprised of a CAC fee and an equity stake in partner companies.

Within this strategy, some verticals were listed as great opportunities for synergy with mobile services and for having a market valuation higher than those of telecom companies. Below are details of the verticals in which we are already acting:

## MOBILE ADVERTISING AND DATA MONETIZATION

In November, TIM announced, through a global collaborative initiative led by GSMA, the launching of 3 API (Application Programmable Interfaces) networks, with services focused on improving digital security: Number Verify, SIM Swap and Device Location.

Brazil was the first country in Latin America to launch this initiative, focused on combating fraud in the digital environment through the following products: **Number Verify**: continuously verifies the user's mobile number, providing the next generation of robust authentication and focusing on user experience; **SIM Swap**: verifies if a specific phone number has recently changed SIM cards; and **Device Location**: allows companies to confirm if a specific device is in a particular location, helping identify and prevent false transactions.

Additionally, TIM signed a new strategic partnership with Grandata, a Silicon Valley technology company, aimed at offering financial scores for the B2B sector through its Social Universe platform based on TIM Insights data.

During 2023, companies that maintained a contract with TIM conducted over 60 million queries on our financial scores. Also in 2023, TIM Ads ran +270 advertising campaigns for +60 advertisers for companies from different sectors and brands.

## FINANCIAL SERVICES

In 2020, the Company concluded the negotiation with Banco C6 and launched exclusive offers for TIM customers who opened accounts at the bank and used its services. As remuneration for this contract, TIM receives a commission per activated account and the option to gain an equity interest in the bank as certain goals are achieved, in which the number of shares received for each goal met varies during the contractual term.

On February 1, 2021, TIM announced, within the scope of this partnership, that it obtained the right to exercise a subscription bonus equivalent to an indirect equity stake of approximately 1.44% of Banco C6's share capital arising from the achievement, in December 2020, of the 1st level of the agreed targets. Subsequently, the Company exercised its option to acquire and convert shares issued by Banco C6, representing 1.44% of the Bank's capital. It is important to highlight that when said option is exercised, TIM will gain a minority equity stake without a controlling position or considerable influence over the management of Banco C6. Additionally, TIM holds share subscription options, which corresponded to 4.44% of Banco C6's share capital on December 31, 2023.

Considering what has already been exercised, plus the subscription options, TIM's potential equity stake in Banco C6 could reach approximately 5.88%, with highlight to the ongoing arbitration dispute. More details are available in Notes 12, 31 and 37 of the Financial Statements.

## DIGITAL CONTENT AND SECURITY SERVICES

In November 2023, TIM's partnership with EXA launched another product, which is in pilot phase, for area codes 51, 62 and 85 called *Proteção PIX* focused on assisting and protecting end customers against theft and financial transactions to their accounts. This service is exclusively for TIM customers in the Control and Postpaid segments, under the additional contracting model and are not included in these plan's service bundles.

## EDUCATION SERVICES

TIM's commercial partnership with Descomplica continues to bring in significant results, with nearly 400k TIM customers registered on the teaching platform that offers products aimed at the ENEM, Undergraduate and Postgraduate audience, in addition to several free courses. The platform also additional free products, such as vocational tests, ENEM simulations and answer sheets, and a SISU simulator.

## HEALTH SERVICES

Also in 2023, TIM signed an agreement with the Cartão de Todos group, to offer health services with special conditions for its customer base, including telemedicine services, as well as discounts on medical and dental appointments, medicines and exams.

The operational pilot began in August/23 and has already been expanded to 5 states in the country in the 4th quarter, aimed at soon reaching national coverage.

More than 120k TIM customers have already downloaded the Tutti Saúde app. During this quarter, the Cartão de Todos product began to be offered on the Tutti app, which now has a broader product portfolio.

# INFRASTRUCTURE

In 2023, TIM reinforced its commitment to offer superior coverages, seeking the constant improvement of its services and quality, ensuring the best user experience for its consumers.

## TIM MAINTAINED THE CONSISTENT QUALITY AWARD, AMONG OTHERS, IN A NEW OPENSIGNAL REPORT


TIM
CONSISTENT QUALITY
NETWORK AVAILABILITY
5G NETWORK AVAILABILITY
VIDEO EXPERIENCE
5G VIDEO EXPERIENCE
LIVE VIDEO EXPERIENCE
5G LIVE VIDEO EXPERIENCE

In yet another report regarding mobile service performance disclosed by Opensignal[13] in January 2024, TIM was highlighted, once again, in the domestic scenario. TIM won the Consistent Quality award for the second consecutive time, with a score of 63.4% and 4.3 percentage points above the second ranked company. TIM advanced in comparison to its previous score, improving by 3.3 percentage points and amplifying its leading position from the runner-up, from 2.4 to 4.3 percentage points. In terms of coverage, TIM also maintained the Network Availability and 5G Network Availability awards.

TIM also won the 5G Video Experience award, with a score of 74.7 on a 100-point scale, which means that the users who were evaluated were able to transmit, on average, videos in 1080p or better through TIM's network, with satisfactory loading times and limited instability.

In the live video experience category, which measures live video streaming for events such as sports, game broadcasts, music shows, or news, TIM won the Live Video Experience award, with a score of 49.6 on a 100-point scale, also ranking first place for Live Video Experience on 5G with a score of 64.9 points.

[13] Sources: Teletime (click here) and Tecnoblog (click here).

Below are the evolution details of our mobile and fixed networks:

| DESCRIPTION | 4Q23 | 4Q22 | % YoY | 3Q23 | % QoQ | 2023 | 2022 | % YoY |
|---|---|---|---|---|---|---|---|---|
| *R$ million* | | | | | | | | |
| **4G Cities** | **5,570** | **5,370** | **3.7%** | **5,570** | **-** | **5,570** | **5,370** | **3.7%** |
| of which 700 MHz enabled | 4,646 | 4,515 | 2.9% | 4,576 | 1.5% | 4,646 | 4,515 | 2.9% |
| of which VoLTE enabled | 5,470 | 5,282 | 3.6% | 5,409 | 1.1% | 5,470 | 5,282 | 3.6% |
| **Urban Population Coverage (4G)** | **100%** | **99%** | **0.8p.p.** | **100%** | **0.3p.p.** | **100%** | **99%** | **0.8p.p.** |
| of which 700 MHz enabled | 96% | 95% | 0.5p.p. | 96% | 0.1p.p. | 96% | 95% | 0.5p.p. |
| of which VoLTE enabled | 100% | 99% | 1.4p.p. | 99% | 0.5p.p. | 100% | 99% | 1.4p.p. |
| **5G Cities** | **209** | **27** | **674.1%** | **180** | **16.1%** | **209** | **27** | **674.1%** |
| 4.5G Cities | 2,069 | 1,922 | 7.6% | 2,046 | 1.1% | 2,069 | 1,922 | 7.6% |
| 3G Cities | 4,157 | 4,132 | 0.6% | 4,157 | - | 4,157 | 4,132 | 0.6% |
| Urban Population Coverage (3G) | 95% | 94% | 0.6p.p. | 95% | 0.4p.p. | 95% | 94% | 0.6p.p. |
| **Biosites** | **1,858** | **1,829** | **1.6%** | **1,851** | **0.4%** | **1,858** | **1,829** | **1.6%** |
| **Sky Coverage (# sites)** | **1,763** | **1,566** | **12.6%** | **1,694** | **4.1%** | **1,763** | **1,566** | **12.6%** |
| **Massive MIMO (# sites)**** | **2,540** | **2,495** | **1.8%** | **2,538** | **0.1%** | **2,540** | **2,495** | **1.8%** |
| **Homes passed*** | **11,700** | **6,060** | **93.1%** | **10,376** | **12.8%** | **11,700** | **6,060** | **93.1%** |
| FTTH | 10,788 | 4,488 | 140.4% | 9,380 | 15.0% | 10,788 | 4,488 | 140.4% |
| FTTC | 3,069 | 3,021 | 1.6% | 3,060 | 0.3% | 3,069 | 3,021 | 1.6% |
| **Broadband Coverage Cities** | **131** | **41** | **219.5%** | **82** | **59.8%** | **131** | **41** | **219.5%** |
| FTTH | 131 | 41 | 219.5% | 82 | 59.8% | 131 | 41 | 219.5% |
| FTTC | 5 | 5 | - | 5 | - | 5 | 5 | - |
| **FTTCity (# cities)** | **1,537** | **1,398** | **9.9%** | **1,487** | **3.4%** | **1,537** | **1,398** | **9.9%** |

* The amounts for homes passed were adjusted in 2022 after a change in recognition methodology. Likewise, retroactive amounts have also changed.

** Massive MIMO values were altered from 1Q22 on, after adjusting the methodology for the counting of sites.

# ENVIRONMENTAL, SOCIAL & GOVERNANCE

## 4Q23 ESG HIGHLIGHTS

- TIM has achieved 16 consecutive years on the B3 Corporate Sustainability Index. The operator is the telecommunications company with the most consecutive years in the portfolio, made up of companies committed to environmental, social and governance premises. In addition, the company was confirmed for the 3rd consecutive year in S&P Global's Sustainability Yearbook, which selects the companies with the best sustainability practices in the world;
- Our business has directly contributed to a positive social impact on society. In 2023, our 4G technology covered more than 4,700 km of highways, benefiting people and the surrounding communities. The 4G coverage in the countryside reached more than 16 million hectares, positively impacting more than 1.3 million people. Our partnership with Tutti Saúde provided affordable healthcare, with more than 120k downloads of its app by TIM customers;
- Instituto TIM – TIM's Institute which has already benefited more than 700k people throughout Brazil with its projects – celebrated its 10th year of foundation with the launching of the Call for Proposals "Fortalecendo Redes" (Strengthening Networks), in partnership with Gerando Falcões. With a total donation of 1 million reais, the main objective of the initiative was to institutionally strengthen 10 civil society organizations (NGOs) that are part of the Gerando Falcões Network, which operates in more than 5k communities across the country. Each of the selected NGOs will receive 100k Reais to carry out the project in 2024;
- TIM is reinforcing its commitment to combating gender violence. After turning stores into connection points for women at risk, the operator took part in the "21 days of activism" initiative, organized by the Business Coalition to End Violence Against Women and Girls, the Avon Institute and joined the "Brazil without Misogyny" movement, led by the Ministry of Women;
- TIM was named one of the best technology companies to work for according to the Great Place to Work (GPTW) Brazil - Information Technology ranking. The operator was ranked 7th;
- Pioneer and leader in 4G coverage in agribusiness in Brazil, TIM ended 2023 by reaching its coverage target in the countryside, with 16 million hectares, an increase of 2 million compared to last year. The expectation for 2024 is to grow by another 4 million hectares (double the target set for 2022), reaching the mark of 20 million connected hectares;
- Constantly evolving on its distributed energy generation project, TIM has launched the "Energy Club", a program that offers employees discounts on their electricity bills in exchange for consuming energy from renewable sources. It is expected to initially benefit around 5k people in Rio de Janeiro, Paraná, Minas Gerais and part of São Paulo. Expansion to the entire company will take place in 2024;
- At the end of the 4th quarter, almost half of TIM's energy consumption came from self-generating renewable energy through the Distributed Generation Project, which has 101 plants, including solar, hydro and biogas, as well as 24% purchased on the free market and 28% on the captive market. With the purchase of renewable energy certificates, TIM reached the mark of 100% renewable electricity. Since 2019, the share of Distributed Generation (self-generation) in TIM's energy matrix has risen from 6% to 48%;
- Eco-efficiency in data traffic (bit/Joule) increased by 160%, as a result of the search for efficiency in energy use, even in the face of increased data consumption;

- TIM ended the 4th quarter with 1,858 active biosites on its network. These structures, similar to a common pole, are a solution for densifying the mobile access network (antennas/towers) with a very low visual and urban impact, lower cost and quick installation;
- TIM won the Telecommunications category of "Estadão Empresas Mais 2023" – the newspaper's annual recognition award in partnership with FIA Business School and Austin Rating, which evaluates items such as revenue and historical consistency. The company was also among the Top 5 Governance, one of the four new categories created in this edition of the awards.

To access the ESG quarterly report, please go to: ESG Quarterly Report

## DISCLAIMER

The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), in compliance with the Brazilian Corporate Law (Law 6,404/76). Comparisons refer to the fourth quarter ("4Q23") and the full year of 2023, except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates", "believes", "estimates", "expects", "forecasts", "plans", "predicts", "projects", "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company's future operating results may differ from current expectations and readers of this report should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

## INVESTOR RELATIONS CONTACTS

Telephone Number: (+55 21) 4109-3360 / 4112-6048
Email: ri@timbrasil.com.br
Investor Relations Website: ri.tim.com.br



## ATTACHMENTS

Attachment 1: Balance Sheet
Attachment 2: Income Statement
Attachment 3: Cash Flow Statement
Attachment 4: Operating Indicators

The Complete Financial Statements, including the Explanatory Notes, are available on the Company's Investor Relations website.

# ATTACHMENT 1 – TIM S.A.
## Balance Sheet

| DESCRIPTION | 4Q23 | 4Q22 | % YoY | 3Q23 | % QoQ |
|---|---|---|---|---|---|
| *R$ million* | | | | | |
| ASSETS | 55,260 | 56,408 | -2.0% | 55,973 | -1.3% |
| CURRENT ASSETS | 11,404 | 10,364 | 10.0% | 10,837 | 5.2% |
| Cash and cash equivalents | 3,078 | 2,549 | 20.8% | 3,609 | -14.7% |
| Marketable securities | 1,958 | 2,191 | -10.6% | 837 | 133.9% |
| Trade accounts receivable | 3,710 | 3,421 | 8.4% | 3,581 | 3.6% |
| Inventories | 332 | 236 | 40.5% | 415 | -20.1% |
| Recoverable income and social contribution taxes | 494 | 361 | 36.8% | 626 | -21.1% |
| Recoverable taxes, fees and contributions | 944 | 832 | 13.5% | 776 | 21.7% |
| Prepaid expenses | 238 | 279 | -14.5% | 365 | -34.7% |
| Derivative financial instruments | 300 | 239 | 25.2% | 244 | 23.0% |
| Leases | 30 | 31 | -2.5% | 30 | 0.8% |
| Other assets | 320 | 226 | 41.6% | 354 | -9.5% |
| **NONCURRENT** | **43,856** | **46,044** | **-4.8%** | **45,136** | **-2.8%** |
| **Noncurrent assets** | **4,368** | **5,426** | **-19.5%** | **5,263** | **-17.0%** |
| Marketable securities | 13 | 13 | 0.2% | 14 | -6.0% |
| Accounts receivable | 199 | 239 | -16.6% | 232 | -14.2% |
| Recoverable taxes, fees and contributions | 875 | 895 | -2.3% | 946 | -7.5% |
| Recoverable income and social contribution taxes | 219 | 518 | -57.7% | 207 | 5.6% |
| Deferred income and social contribution taxes | 1,257 | 1,368 | -8.1% | 1,389 | -9.5% |
| Judicial deposits | 690 | 1,378 | -49.9% | 1,444 | -52.2% |
| Other financial assets | 217 | - | n.a. | 165 | 31.4% |
| Prepaid expenses | 139 | 80 | 73.1% | 102 | 36.5% |
| Derivative financial instruments | 508 | 662 | -23.3% | 515 | -1.4% |
| Leases | 206 | 208 | -0.7% | 210 | -1.7% |
| Other assets | 46 | 65 | -30.3% | 39 | 16.2% |
| **Permanent Assets** | **39,488** | **40,618** | **-2.8%** | **39,873** | **-1.0%** |
| Investment | 1,451 | 1,540 | -5.8% | 1,474 | -1.6% |
| Property, plant and equipment | 22,412 | 22,661 | -1.1% | 22,626 | -0.9% |
| Intangible assets | 15,625 | 16,417 | -4.8% | 15,773 | -0.9% |
| **LIABILITIES** | **55,260** | **56,408** | **-2.0%** | **55,973** | **-1.3%** |
| **CURRENT LIABILITIES** | **12,883** | **13,118** | **-1.8%** | **13,719** | **-6.1%** |
| Loans and financing | 1,267 | 1,265 | 0.2% | 2,278 | -44.4% |
| Derivative financial instruments | 240 | 343 | -30.1% | 330 | -27.4% |
| Lease liabilities | 1,809 | 2,257 | -19.9% | 1,912 | -5.4% |
| Suppliers | 4,612 | 4,237 | 8.8% | 3,854 | 19.7% |
| Payroll and related charges | 386 | 344 | 12.5% | 379 | 2.0% |
| Taxes, fees and contributions payable | 3,048 | 2,278 | 33.8% | 2,769 | 10.1% |
| Income tax and social contribution payable | 64 | 78 | n.a. | 76 | -15.3% |
| Dividends and interest on shareholders' equity payable | 648 | 661 | -2.1% | 454 | 42.8% |
| Authorizations payable | 408 | 508 | -19.7% | 519 | -21.4% |
| Deferred revenues | 279 | 265 | 5.3% | 264 | 5.9% |
| Other contractual obligations | - | 748 | n.a. | 748 | n.a. |
| Other liabilities | 121 | 133 | -8.8% | 136 | -10.8% |
| **NON CURRENT LIABILITIES** | **16,361** | **17,893** | **-8.6%** | **16,680** | **-1.9%** |
| Loans and financing | 2,504 | 3,705 | -32.4% | 2,559 | -2.2% |
| Derivative financial instruments | - | 50 | n.a. | - | n.a. |
| Lease liabilities | 10,448 | 10,575 | -1.2% | 10,694 | -2.3% |
| Authorizations to pay | 1,117 | 1,166 | -4.1% | 1,118 | -0.1% |
| Income tax and social contribution payable | - | - | n.a. | - | n.a. |
| Taxes, fees and contributions payable | 11 | 14 | -21.7% | 11 | -6.6% |
| Provision for legal and administrative proceedings | 1,410 | 1,112 | 26.8% | 1,344 | 5.0% |
| Pension plan and other postemployment benefits | 5 | 6 | -13.8% | 6 | -13.8% |
| Deferred revenues | 622 | 667 | -6.8% | 627 | -0.8% |
| Other liabilities | 245 | 599 | -59.2% | 322 | -24.0% |
| **SHAREHOLDERS' EQUITY** | **26,016** | **25,397** | **2.4%** | **25,574** | **1.7%** |
| Capital | 13,478 | 13,478 | - | 13,478 | - |
| Capital reserves | 384 | 409 | -5.9% | 378 | 1.6% |
| Income reserves | 12,160 | 11,515 | 5.6% | 10,915 | 11.4% |
| Equity valuation adjustments | (3) | (4) | -13.8% | (4) | -13.8% |
| Treasury stocks | (3) | (0.2) | 1735.7% | (3) | - |
| Net Income for the period | - | - | n.a. | 810 | n.a. |

# ATTACHMENT 2 – TIM S.A.
## Income Statement

| DESCRIPTION | 4Q23 | 4Q22 | % YoY | 3Q23 | % QoQ | 2023 | 2022 | % YoY |
|---|---|---|---|---|---|---|---|---|
| *R$ million* | | | | | | | | |
| **Net Revenues** | 6,275 | 5,824 | 7.7% | 6,055 | 3.6% | 23,834 | 21,531 | 10.7% |
| **Services Revenues** | 6,035 | 5,579 | 8.2% | 5,875 | 2.7% | 23,071 | 20,829 | 10.8% |
| **Mobile Service** | 5,706 | 5,255 | 8.6% | 5,550 | 2.8% | 21,780 | 19,594 | 11.2% |
| Client Generated | 5,285 | 4,869 | 8.5% | 5,144 | 2.7% | 20,228 | 18,002 | 12.4% |
| Interconnection | 101 | 113 | -10.5% | 105 | -3.8% | 426 | 450 | -5.5% |
| Customer Platform | 40 | 51 | -21.4% | 54 | -26.2% | 162 | 188 | -13.8% |
| Others | 280 | 222 | 26.1% | 246 | 13.6% | 964 | 954 | 1.0% |
| **Fixed Service** | **329** | **323** | **1.6%** | **325** | **1.2%** | **1,291** | **1,234** | **4.6%** |
| of which TIM UltraFibra | 227 | 207 | 9.5% | 221 | 2.9% | 874 | 797 | 9.7% |
| **Products Revenues** | **241** | **246** | **-2.0%** | **181** | **33.1%** | **763** | **702** | **8.7%** |
| **Operating Expenses** | **(2,822)** | **(2,973)** | **-5.1%** | **(3,056)** | **-7.7%** | **(11,910)** | **(11,482)** | **3.7%** |
| **EBITDA** | **3,453** | **2,852** | **21.1%** | **2,999** | **15.1%** | **11,924** | **10,049** | **18.7%** |
| EBITDA Margin | 55.0% | 49.0% | 6.1p.p. | 49.5% | 5.5p.p. | 50.0% | 46.7% | 3.4p.p. |
| **Depreciation & Amortization** | **(1,750)** | **(1,858)** | **-5.8%** | **(1,755)** | **-0.3%** | **(7,117)** | **(6,827)** | **4.2%** |
| Depreciation | (1,267) | (1,363) | -7.0% | (1,277) | -0.8% | (5,201) | (4,970) | 4.6% |
| Amortization | (483) | (496) | -2.5% | (478) | 1.0% | (1,916) | (1,857) | 3.2% |
| **Equity in Earnings** | **(23)** | **(23)** | **1.3%** | **(25)** | **-7.5%** | **(89)** | **(62)** | **45.0%** |
| **EBIT** | **1,680** | **971** | **73.0%** | **1,219** | **37.8%** | **4,717** | **3,160** | **49.3%** |
| EBIT Margin | 26.8% | 16.7% | 10.1p.p. | 20.1% | 6.6p.p. | 19.8% | 14.7% | 5.1p.p. |
| **Net Financial Results** | **(478)** | **(350)** | **36.5%** | **(406)** | **17.6%** | **(1,533)** | **(1,439)** | **6.6%** |
| Financial Expenses | (755) | (672) | 12.3% | (674) | 12.0% | (2,766) | (2,763) | 0.1% |
| Financial Income | 287 | 327 | -12.3% | 262 | 9.7% | 1,240 | 1,319 | -6.0% |
| Net Exchange Variation | (10) | (5) | 94.5% | 6 | n.a. | (7) | 5 | n.a. |
| **Income before taxes** | **1,202** | **621** | **93.7%** | **813** | **48.0%** | **3,184** | **1,721** | **85.0%** |
| Income Tax and Social Contribution | (120) | (83) | 44.9% | (97) | 24.1% | (347) | (50) | 591.1% |
| **Net Income** | **1,083** | **538** | **101.1%** | **716** | **51.2%** | **2,837** | **1,671** | **69.8%** |
| **NORMALIZED*** | | | | | | | | |
| *R$ million* | | | | | | | | |
| **Net Revenues** | 6,275 | 5,874 | 6.8% | 6,055 | 3.6% | 23,875 | 21,580 | 10.6% |
| **Services Revenues** | 6,035 | 5,628 | 7.2% | 5,875 | 2.7% | 23,112 | 20,878 | 10.7% |
| **Mobile Service** | 5,706 | 5,305 | 7.6% | 5,550 | 2.8% | 21,821 | 19,644 | 11.1% |
| Client Generated | 5,285 | 4,869 | 8.5% | 5,144 | 2.7% | 20,228 | 18,002 | 12.4% |
| Interconnection | 101 | 113 | -10.5% | 105 | -3.8% | 426 | 450 | -5.5% |
| Customer Platform | 40 | 51 | -21.4% | 54 | -26.2% | 162 | 188 | -13.8% |
| Others | 280 | 271 | 3.0% | 246 | 13.6% | 1,005 | 1,004 | 0.1% |
| **Fixed Service** | **329** | **323** | **1.6%** | **325** | **1.2%** | **1,291** | **1,234** | **4.6%** |
| of which TIM UltraFibra | 227 | 207 | 9.5% | 221 | 2.9% | 874 | 797 | 9.7% |
| **Products Revenues** | **241** | **246** | **-2.0%** | **181** | **33.1%** | **763** | **702** | **8.7%** |
| **Operating Expenses** | **(3,125)** | **(2,944)** | **6.2%** | **(3,045)** | **2.7%** | **(12,189)** | **(11,344)** | **7.4%** |
| Personnel | (359) | (357) | 0.7% | (340) | 5.6% | (1,371) | (1,267) | 8.3% |
| Commercial | (960) | (989) | -2.9% | (970) | -1.0% | (3,896) | (3,891) | 0.1% |
| Network & Interconnection | (1,032) | (906) | 13.9% | (1,008) | 2.4% | (4,022) | (3,633) | 10.7% |
| General & Administrative | (233) | (223) | 4.4% | (215) | 8.2% | (894) | (831) | 7.5% |
| Cost Of Goods Sold (COGS) | (311) | (264) | 17.7% | (254) | 22.3% | (1,034) | (871) | 18.7% |
| Bad Debt | (173) | (156) | 10.7% | (161) | 6.9% | (640) | (626) | 2.2% |
| Other Operational Revenues (Expenses) | (58) | (49) | 17.9% | (96) | -39.8% | (331) | (225) | 47.4% |
| **EBITDA** | **3,150** | **2,930** | **7.5%** | **3,011** | **4.6%** | **11,686** | **10,236** | **14.2%** |
| EBITDA Margin | 50.2% | 49.9% | 0.3p.p. | 49.7% | - | 48.9% | 47.4% | 1.5p.p. |
| **Net Financial Results** | **(450)** | **(350)** | **28.6%** | **(406)** | **10.8%** | **(1,506)** | **(1,439)** | **4.6%** |
| Income Tax and Social Contribution | (26) | (109) | -76.2% | (100) | -74.1% | (275) | (114) | 141.5% |
| **Net Income** | **900** | **590** | **52.6%** | **724** | **24.4%** | **2,699** | **1,795** | **50.4%** |
| *Total Normalized Items* | 182 | (52) | n.a. | (8) | n.a. | 139 | (124) | n.a. |

* EBITDA normalized according to the items described in the Revenue section (+R$41.0 million in 1Q23 and +R$49.6 million in 4Q22) and Costs section (-R$303.2 million in 4Q23, +R$11.6 million in 3Q23, +R$17.4 million in 2Q23, -R$4.4 million in 1Q23, +R$28.9 million in 4Q22, +R$38.6 million in 3Q22, +R$50.3 million in 2Q22 and +R$20.3 million in 1Q22). Net Income normalized according to the items described in the Revenue and Costs sections, as described previously, and by non-recurring items in Net Financial Results (+R$27.5 million in 4Q23) and Income Tax and Social Contribution (+R$93.8 million in 4Q23, -R$3.9 million in 3Q23, -R$5.9 million in 2Q23, -R$12.4 million in 1Q23, -R$26.7 million in 4Q22, -R$13.1 million in 3Q22, -R$17.1 million in 2Q22 and -R$6.9 million in 1Q22).

# ATTACHMENT 3 – TIM S.A.
## Cash Flow Statement

| DESCRIPTION | 4Q23 | 4Q22 | % YoY | 3Q23 | % QoQ | 2023 | 2022 | % YoY |
|---|---|---|---|---|---|---|---|---|
| *R$ million* | | | | | | | | |
| **Initial Cash Balance** | **3,609** | **2,296** | **57.2%** | **3,067** | **17.7%** | 2,549 | 5,229 | -51.3% |
| Earnings Before Taxes Normalized* | 927 | 699 | 32.5% | 824 | 12.4% | 2,974 | 1,909 | 55.8% |
| Non recurring operating items | 276 | (79) | n.a. | (12) | n.a. | 210 | (188) | n.a. |
| Depreciation & Amortization | 1,750 | 1,858 | -5.8% | 1,755 | -0.3% | 7,117 | 6,827 | 4.2% |
| Equity in earnings | 23 | 23 | 1.3% | 25 | -7.5% | 89 | 62 | 45.0% |
| Residual value of property, plant and equipment and intangible written off | 4 | (47) | n.a. | 9 | -55.2% | 93 | (137) | n.a. |
| Interest on asset retirement obligation | 5 | 12 | -57.7% | 18 | -72.0% | 38 | 23 | 65.2% |
| Provision for legal and administrative proceedings | 64 | 63 | 1.6% | 86 | -25.4% | 323 | 247 | 30.7% |
| Monetary adjustments to deposits, administrative and legal proceedings | 93 | 5 | 1814.1% | 58 | 59.1% | 257 | 92 | 180.4% |
| Interest, monetary and exchange variations of borrowings and other financial adjustments | 232 | 146 | 58.6% | 434 | -46.6% | 668 | 760 | -12.1% |
| Yield from securities | (41) | (64) | -36.0% | (16) | 161.6% | (83) | (267) | -68.8% |
| Lease interest payable | 332 | 376 | -11.6% | 218 | 52.4% | 1,062 | 1,333 | -20.3% |
| Lease interest receivable | (7) | (7) | -0.3% | (7) | 0.4% | (28) | (28) | -0.2% |
| **Gains from Cozani acquisition (via price adjustment)** | (303) | - | n.a. | - | n.a. | (303) | - | n.a. |
| Provision for expected credit losses | 173 | 156 | 10.7% | 161 | 6.9% | 640 | 626 | 2.2% |
| Long-term incentive plans | 6 | 9 | -31.2% | (41) | n.a. | (24) | 7 | n.a. |
| **Decrease (increase) in operating assets** | **726** | **(461)** | **n.a.** | **(2)** | **n.a.** | **(217)** | **(220)** | -1.4% |
| Trade accounts receivable | (265) | (207) | 28.1% | (152) | 74.2% | (867) | (628) | 38.1% |
| Taxes and contributions recoverable | 56 | 115 | -51.2% | 136 | -58.6% | 86 | 912 | -90.6% |
| Inventory | 84 | 42 | 99.7% | (41) | n.a. | (96) | (34) | 185.0% |
| Prepaid expenses | 90 | 237 | -62.1% | 103 | -13.0% | (18) | 164 | n.a. |
| Judicial deposit | 734 | (663) | n.a. | 1 | 85496.1% | 749 | (604) | n.a. |
| Other current assets | 28 | 15 | 83.8% | (49) | n.a. | (71) | (31) | 130.2% |
| **Increase (decrease) in operating liabilities** | **591** | **749** | **-21.1%** | **4** | **16035.4%** | **(168)** | **(1,884)** | -91.1% |
| Payroll and related charges | 8 | 24 | -67.5% | 32 | -76.3% | 43 | 40 | 6.2% |
| Suppliers | 752 | 842 | -10.7% | 194 | 286.8% | 353 | 758 | -53.4% |
| Taxes, charges and contributions | 180 | 153 | 18.2% | 110 | 64.7% | 618 | 103 | 500.3% |
| **Authorizations payable** | (148) | (135) | 10.1% | 6 | n.a. | (247) | (2,379) | -89.6% |
| Payments for legal and administrative proceedings | (69) | (49) | 41.8% | (113) | -38.7% | (343) | (243) | 41.6% |
| Deferred revenues | 11 | (11) | n.a. | (16) | n.a. | (31) | (49) | -37.2% |
| Other current liabilities | (142) | (75) | 90.0% | (209) | -32.0% | (561) | (114) | 391.1% |
| Income tax and social contribution paid | - | - | n.a. | (31) | n.a. | (228) | - | n.a. |
| **Net Cash (used in) from operations** | **4,849** | **3,438** | **41.1%** | **3,484** | **39.2%** | **12,421** | **9,162** | **35.6%** |
| Capex | (1,292) | (1,375) | -6.1% | (998) | 29.4% | (4,504) | (4,730) | -4.8% |
| **Redemption of marketable securities** | 957 | 1,096 | -12.7% | 9 | 11112.2% | 3,314 | 8,892 | -62.7% |
| **Investment on marketable securities** | (2,036) | (1,816) | 12.1% | (559) | 264.2% | (2,999) | (6,249) | -52.0% |
| **Other financial assets** | (54) | - | n.a. | - | n.a. | (54) | - | n.a. |
| Consideration for the acquisition of Cozani, net of cash acquired | (443) | (53) | 743.4% | - | n.a. | (443) | (6,270) | -92.9% |
| Others | (18) | 7 | n.a. | 4 | n.a. | 2 | 4 | -48.5% |
| **Net cash used in investment activities** | **(2,885)** | **(2,141)** | **34.8%** | **(1,544)** | **86.8%** | **(4,684)** | **(8,353)** | **-43.9%** |
| New loans | - | 319 | n.a. | - | n.a. | - | 1,568 | n.a. |
| Amortization of loans | (1,020) | (64) | 1505.9% | (45) | 2184.8% | (1,198) | (565) | 111.9% |
| Interest paid - Loans | (71) | (64) | 10.1% | (27) | 160.3% | (206) | (158) | 30.2% |
| Payment of lease liability | (435) | (398) | 9.3% | (461) | -5.6% | (1,813) | (1,566) | 15.7% |
| Interest paid on lease liabilities | (352) | (403) | -12.5% | (361) | -2.5% | (1,421) | (1,304) | 8.9% |
| Derivative financial instruments | (197) | (170) | 16.1% | (215) | -8.4% | (394) | (269) | 46.1% |
| **Dividends and interest on shareholder's equity paid** | (419) | (266) | 57.5% | (286) | 46.6% | (2,175) | (1,199) | 81.4% |
| Others | - | 1 | n.a. | (3) | n.a. | (3) | 5 | n.a. |
| **Net cash used in financing activities** | **(2,495)** | **(1,044)** | **139.0%** | **(1,398)** | **78.4%** | **(7,208)** | **(3,489)** | **106.6%** |
| **Cash Flow** | **(531)** | **253** | **n.a.** | **542** | **n.a.** | 529 | (2,680) | n.a. |
| **Final Cash Balance** | **3,078** | **2,549** | **20.8%** | **3,609** | **-14.7%** | 3,078 | 2,549 | 20.8% |

* EBT normalized according to the items described in the Revenue section (+R$41.0 million in 1Q23 and +R$49.6 million in 4Q22), Costs section (-R$303.2 million in 4Q23, +R$11.6 million in 3Q23, +R$17.4 million in 2Q23, -R$4.4 million in 1Q23, +R$28.9 million in 4Q22, +R$38.6 million in 3Q22, +R$50.3 million in 2Q22 and +R$20.3 million in 1Q22) and in Net Financial Results (+R$27.5 million in 4Q23).

# ATTACHMENT 4 – TIM S.A.
## Operating Indicators

| DESCRIPTION | 4Q23 | 4Q22 | % YoY | 3Q23 | % QoQ | 2023 | 2022 | % YoY |
|---|---|---|---|---|---|---|---|---|
| Mobile Customer Base ('000) | 61,248 | 62,485 | -2.0% | 61,254 | 0.1% | 61,248 | 62,485 | -2.0% |
| Prepaid | 33,634 | 35,240 | -4.6% | 34,078 | -1.3% | 33,634 | 35,240 | -4.6% |
| Postpaid | 27,614 | 27,245 | 1.4% | 27,176 | 1.6% | 27,614 | 27,245 | 1.4% |
| Postpaid (ex-M2M) | 22,580 | 22,921 | -1.5% | 22,198 | 1.7% | 22,580 | 22,921 | -1.5% |
| 4G Users Base ('000) | 52,783 | 54,983 | -4.0% | 53,891 | -2.1% | 52,783 | 54,983 | -4.0% |
| 5G Users Base ('000) | 5,207 | 1,320 | 294.5% | 3,776 | 37.9% | 5,207 | 1,320 | 294.5% |
| Market Share* | 24.0% | 24.8% | -0.8p.p. | 24.2% | -0.2p.p. | 24.0% | 24.8% | -0.8p.p. |
| Prepaid | 31.4% | 31.5% | -0.1p.p. | 31.7% | -0.3p.p. | 31.4% | 31.5% | -0.1p.p. |
| Postpaid | 18.6% | 19.4% | -0.8p.p. | 18.7% | -0.1p.p. | 18.6% | 19.4% | -0.8p.p. |
| Postpaid (ex-M2M) | 21.4% | 22.7% | -1.3p.p. | 21.5% | -0.1p.p. | 21.4% | 22.7% | -1.3p.p. |
| Monthly Churn (%) | 3.0% | 7.1% | -4.1p.p. | 3.0% | -0.1p.p. | 3.1% | 4.5% | -1.3p.p. |
| Reported Mobile ARPU (R$) | 31.1 | 26.6 | 16.9% | 30.2 | 2.9% | 29.5 | 26.1 | 13.1% |
| Normalized Mobile ARPU (R$) | 31.1 | 26.9 | 15.8% | 30.2 | 2.9% | 29.6 | 26.2 | 12.9% |
| Prepaid | 15.6 | 13.7 | 14.5% | 15.0 | 4.6% | 14.7 | 13.1 | 12.5% |
| Postpaid | 43.0 | 38.2 | 12.5% | 43.7 | -1.6% | 42.6 | 37.5 | 13.6% |
| Postpaid (ex-M2M) | 52.2 | 45.2 | 15.5% | 52.9 | -1.3% | 51.2 | 44.4 | 15.4% |
| TIM UltraFibra Customer Base ('000) | 802 | 716 | 12.1% | 791 | 1.5% | 802 | 716 | 12.1% |
| FTTH | 719 | 549 | 31.0% | 692 | 3.9% | 719 | 549 | 31.0% |
| FTTC | 84 | 167 | -49.9% | 99 | -15.3% | 84 | 167 | -49.9% |
| TIM UltraFibra Net Additions ('000) | 12 | 8 | 56.2% | 30 | -60.4% | 86 | 31 | 176.6% |
| TIM UltraFibra ARPU (R$) | 94.8 | 95.0 | -0.2% | 93.5 | 1.4% | 94.0 | 92.7 | 1.4% |
| Handsets Sold ('000) | 190 | 175 | 8.9% | 146 | 30.4% | 616 | 628 | -1.9% |
| Headcount | 9,275 | 9,800 | -5.4% | 9,253 | 0.2% | 9,275 | 9,800 | -5.4% |

* 4Q23 data published by Anatel in November 2023.